SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 032359309	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,339,994
	8	SHARED VOTING POWER 27,524,562
	9	SOLE DISPOSITIVE POWER 17,339,994
	10	SHARED DISPOSITIVE POWER 27,524,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,864,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,438,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,438,408
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,438,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,596,463
	8	SHARED VOTING POWER 15,504,562
	9	SOLE DISPOSITIVE POWER 6,596,463
	10	SHARED DISPOSITIVE POWER 15,504,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,101,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Esther Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,945,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,945,113
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,113
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 16 to Schedule 13D (“Amendment No. 16”) amends Amendment No. 15 to Schedule 13D (“Amendment No. 15”), which was filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2018 and amended Amendment No. 14 to Schedule 13D (“Amendment No.14”), which was filed with the SEC on January 22, 2018 and amended Amendment No. 13 to Schedule 13D (“Amendment No. 13”), which was filed with the SEC on January 10, 2018 and amended Amendment No. 12 to Schedule 13D (“Amendment No. 12”), which was filed with the SEC on December 7, 2017 and amended and restated in its entirety the Schedule 13D and amendments thereto filed by Barry D. Zyskind, George Karfunkel and Leah Karfunkel (collectively, the “Group”), with respect to the common stock, $0.01 par value per share (the “Shares”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 16 is filed to update beneficial ownership information of Barry D. Zyskind (a member of the Group) as a result of the vesting of restricted stock units and related forfeiture of shares of Common Stock, and for the purpose of adding 2,945,113 shares of Common Stock acquired by Esther Zyskind, the spouse of Mr. Zyskind, from her daughter. As Mr. Zyskind and Mrs. Zyskind are spouses, the shares of Common Stock beneficially owned by one of them and reflected herein may be deemed to be beneficially owned by the other.

Except as set forth below, all previous Items and disclosure set forth in Amendment No. 12, as amended by Amendment No. 13, Amendment No. 14 and Amendment No. 15 are unchanged.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is amended by the deletion of clauses (a) and (c) and replacing each with the following new (a) and (c), respectively:

“(a)    This statement is filed by Barry D. Zyskind, George Karfunkel, Leah Karfunkel and Esther Zyskind (collectively, the “Group”).”

“(c)    Mr. Zyskind is the Chairman of the Board, President and CEO of the Issuer; George Karfunkel and Leah Karfunkel are Directors of the Issuer. Leah Karfunkel and Mr. Zyskind are the co-trustees of the Michael Karfunkel Family 2005 Trust (the “MK Family Trust”). Mrs. Zyskind is Mr. Zyskind’s spouse.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended by inserting the following at the end of such Item:

“Pursuant to the Stock Purchase Agreement, dated as of April 19, 2018, between Mrs. Zyskind and her daughter, Cindy Brecher, Mrs. Zyskind acquired 2,945,113 shares of Common Stock. A note issued by Mrs. Brecher to Mrs. Zyskind was offset to pay the purchase price for such shares of Common Stock.”

CUSIP No. 032359309	13D	Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended by deleting the first two paragraphs of clause (a) and replacing them with the following:

As of the date hereof, the Group beneficially owns 86,844,540 shares of Common Stock, which represents 44.2% of the Issuer’s 196,355,520 outstanding shares of Common Stock as of April 23, 2018. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 44,864,556* shares of Common Stock, which represents 22.8% of the Issuer’s outstanding shares of Common Stock; (ii) George Karfunkel beneficially owns 32,438,408** shares of Common Stock, which represents 16.5% of the Issuer’s outstanding shares of Common Stock; and (iii) Leah Karfunkel beneficially owns 22,101,025*** shares of Common Stock, which represents 11.3% of the Issuer’s outstanding shares of Common Stock. Esther Zyskind beneficially owns 2,945,113 shares of Common Stock, which represents 1.5% of the Issuer’s outstanding shares of Common Stock.

*Barry D. Zyskind, individually, owns 13,883,938 shares of Common Stock. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 2,413,546 shares of Common Stock. Gevurah, a religious organization for which Mr. Zyskind is a trustee and officer and over which he shares voting power and control with two other trustees, holds 12,020,000 shares of Common Stock. The Barry D. Zyskind GST Trust, a trust for which Mr. Zyskind has sole investment and voting control, owns 783,234 shares of Common Stock. Mr. Zyskind holds 259,276 shares of Common Stock as a custodian for his children under the Uniform Transfers to Minors Act. Mr. Zyskind is a co-trustee with shared voting and dispositive power of 15,504,562 shares of Common Stock held by the MK Family Trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

99.13	Joint Filing Agreement, dated April 30, 2018, by and among Barry D. Zyskind, George Karfunkel, Leah Karfunkel and Esther Zyskind.

CUSIP No. 032359309	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2018

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel

/s/ Esther Zyskind
Esther Zyskind